News Release	GRACO INC. P.O. Box 1441 Minneapolis, MN 55440-1441 NYSE: GGG

FOR IMMEDIATE RELEASE: Wednesday, July 22, 2015	FOR FURTHER INFORMATION: Financial Contact: James A. Graner (612) 623-6635 Media Contact: Bryce Hallowell (612) 623-6679 bhallowell@graco.com

Graco Reports Second Quarter Results

Divestiture and Investment Income Add More Than $100 Million to Net Earnings

MINNEAPOLIS, MN (July 22, 2015) - Graco Inc. (NYSE: GGG) today announced results for the quarter and six months ended June 26, 2015.

Summary

$ in millions except per share amounts

	Thirteen Weeks Ended			Twenty-six Weeks Ended
	June 26, 2015	June 27, 2014	% Change	June 26, 2015	June 27, 2014	% Change

Net Sales	$335.5	$322.5	4%	$641.9	$612.5	5%
Operating Earnings	83.9	85.8	(2)%	149.1	160.6	(7)%
Net Earnings	172.6	66.2	161%	241.5	117.0	106%
Diluted Net Earnings per Common Share	$2.90	$1.07	171%	$4.02	$1.88	114%

●	In April, the Company sold the Liquid Finishing business assets acquired in 2012. Net earnings include after-tax net gain on the sale and other Liquid Finishing investment income totaling $110 million ($1.85 per diluted share) for the quarter and $139 million ($2.32 per diluted share) for the year-to-date. Net earnings in 2014 included after-tax Liquid Finishing investment income of $11 million ($0.18 per diluted share) for the quarter and $15 million ($0.23 per diluted share) for the year-to-date.

●	Non-recurring income tax benefits increased net earnings by a total of $9 million, or $0.15 per diluted share for both the quarter and the year-to-date.

●	Changes in currency translation rates reduced sales by approximately $17 million for the quarter and $30 million for the year-to-date, and decreased net earnings by approximately $6 million for the quarter and $10 million for the year-to-date.

●	Year-to-date sales increased 5 percent, including 4 percentage points of organic sales growth and 6 percentage points of growth from acquired operations, partially offset by a decrease of 5 percentage points from currency translation. Components of the 4 percent increase in sales for the quarter were approximately the same as for the year-to-date increase.

●	Gross margin rates for the quarter and year-to-date were lower than the comparable periods last year mostly due to currency translation.

●	Year-to-date operating expenses increased due to expenses of acquired operations, spending related to regional expansion and product initiatives, and additional unallocated corporate expenses.

●	Year-to-date operating income as a percentage of sales decreased to 23 percent, 3 percentage points lower than the comparable period last year. Half of the decrease as a percentage of sales was from foreign currency translation, with the remainder related to acquisitions and increases in unallocated corporate expenses.

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“On a constant currency basis, the Company achieved low-to-mid-single-digit organic sales growth in all reportable segments and regions during the second quarter,” said Patrick J. McHale, Graco’s President and CEO. “Contractor segment sales growth moderated to a low single-digit pace in the quarter following significant outperformance in the first quarter of 2015 and against a strong comparable from 2014. In the EMEA region, on a constant currency basis, double-digit organic sales growth in the developed economies in the second quarter was nearly offset by sales declines in the emerging markets, namely Russia and the Middle East. The Asia Pacific region grew at a mid-single-digit pace organically in the quarter, on a constant currency basis, reflecting increased shipments in all geographies except Southeast Asia and Australia.”

Consolidated Results

Changes in currency translation rates reduced sales and net earnings by approximately $17 million and $6 million, respectively, for the quarter and $30 million and $10 million, respectively for the year-to-date.

Sales for the quarter increased 4 percent, with increases in the Americas and Asia Pacific partially offset by a decrease in EMEA. Sales from operations acquired in the fourth quarter of 2014 and the first half of 2015 totaled $19 million for the quarter, contributing 6 percentage points of growth. Organic sales at consistent translation rates increased 3 percent, with increases of 3 percent in the Americas, 1 percent in EMEA and 5 percent in Asia Pacific.

Year-to-date sales increased 5 percent, with a double digit percentage increase in the Americas partially offset by decreases in EMEA and Asia Pacific. Sales from acquired operations totaled $34 million, contributing 6 percentage points of growth. Organic sales at consistent translation rates increased 4 percent, including a 7 percent increase in the Americas, a slight increase in EMEA and a 2 percent decrease in Asia Pacific.

Gross profit margin rates for the quarter and year-to-date were lower than rates in the comparable periods last year due mostly to changes in currency translation rates. Lower average gross margin rates of acquired operations (including purchase accounting effects) decreased overall gross margin rates by approximately one-half percentage point for both the quarter and the year-to-date.

Total operating expenses for the quarter were $6 million (6 percent) higher than the second quarter last year. Year-to-date operating expenses were $18 million (10 percent) higher than last year. The increases included expenses of acquired operations totaling $7 million for the quarter and $13 million for the year-to-date. Spending related to regional and product expansion initiatives increased year-to-date expenses by approximately $3 million. Unallocated corporate expenses increased $1 million for the quarter and $3 million year-to-date, mostly from increases in pension, stock compensation and new central warehouse.

In April, the Company sold the Liquid Finishing business assets acquired in 2012. Held separate investment income includes the net gain on sale of $147 million and dividends of $12 million for the quarter and $42 million year-to-date. Net earnings include after-tax net gain on the sale and dividend income totaling $110 million ($1.85 per diluted share) for the quarter and $139 million ($2.32 per diluted share) for the year-to-date. Net earnings in 2014 included after-tax net investment income of $11 million ($0.18 per diluted share) for the quarter and $15 million ($0.23 per diluted share) for the year-to-date. No further Liquid Finishing dividends will be received.

The effective income tax rate was 28 percent for the quarter, consistent with the comparable period last year, and 26 percent for the year-to-date, down 3 percentage points compared to last year. In the second quarter, the Company asserted that it will indefinitely reinvest earnings of foreign subsidiaries to support expansion of its international business. The change in assertion decreased deferred income taxes related to undistributed foreign earnings by $7 million and reduced the effective tax rate compared to last year. The tax rate effects of the gain on the sale of the Liquid Finishing assets offset the effects of

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the foreign earnings reinvestment assertion. Higher post-tax dividend income and an additional non-recurring tax benefit of $2 million further reduced the year-to-date effective tax rate.

Change in Financial Reporting Segments

Beginning with the first quarter of 2015 the Company revised the presentation of its financial reporting segments. Operations of the Process and the Oil and Natural Gas divisions, historically included in the Industrial segment, are now aggregated with the Lubrication division (formerly reported as a separate segment) in the newly-formed Process segment. This change aligns the types of products offered and markets served within the segments. Prior year segment information has been restated to conform to 2015 reporting.

A summary of the Company’s three reportable segments (Industrial, Process and Contractor) follows.

The Industrial segment includes our Industrial Products and Applied Fluid Technologies divisions. The Industrial segment markets equipment and pre-engineered packages for moving and applying paints, coatings, sealants, adhesives and other fluids. Markets served include automotive and vehicle assembly and components production, wood and metal products, rail, marine, aerospace, farm, construction, bus, recreational vehicles, and various other industries.

The Process segment includes our Process, Oil and Natural Gas, and Lubrication divisions. The Process segment markets pumps, valves, meters and accessories to move and dispense chemicals, oil and natural gas, water, waste water, petroleum, food, lubricants and other fluids. Markets served include food and beverage, dairy, oil and natural gas, pharmaceutical, cosmetics, electronics, waste water, mining, fast oil change facilities, service garages, fleet service centers, automobile dealerships and industrial lubrication applications.

The Contractor segment remains unchanged. The Contractor segment markets sprayers for architectural coatings for painting, corrosion control, texture, and line striping.

Segment Results

Certain measurements of segment operations are summarized below:

	Thirteen Weeks			Twenty-six Weeks
	Industrial	Process	Contractor	Industrial	Process	Contractor

Net sales (in millions)	$153.5	$71.9	$110.0	$296.8	$139.6	$205.5
Percentage change from last year
Sales	(2)%	31%	(1)%	(4)%	29%	5%
Operating earnings	0%	3%	(4)%	(6)%	(7)%	0%
Operating earnings as a percentage of sales
2015	33%	19%	25%	32%	18%	23%
2014	33%	25%	25%	32%	24%	24%

Industrial segment sales for the quarter decreased 2 percent, but increased 4 percent at consistent translation rates. Sales in this segment increased 3 percent in the Americas, decreased 16 percent in EMEA (2 percent at consistent translation rates) and increased 7 percent in Asia Pacific (12 percent at consistent translation rates). Year-to-date sales decreased 4 percent, but increased 2 percent at consistent translation rates. Sales increased 3 percent in the Americas, decreased 15 percent in EMEA

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(1 percent at consistent translation rates) and decreased 2 percent in Asia Pacific (increased 2 percent at consistent translation rates). Operating margin rates for the Industrial segment for the quarter and year-to-date were consistent with last year.

Process segment sales for the quarter increased 31 percent (36 percent at consistent translation rates), including double-digit percentage increases in all regions. Year-to-date sales in this segment increased 29 percent (34 percent at consistent translation rates). Most of the sales increases were from acquired operations including Alco Valves (acquired fourth quarter of 2014), White Knight Fluid Handling and High Pressure Equipment (both acquired in January 2015). Organic sales growth at consistent translation rates was 4 percent for both the quarter and the year-to-date. Lower average profit margins of acquired operations, changes in currency translation rates and incremental investment in oil and natural gas products led to decreases in operating margin rates for this segment.

Contractor segment sales for the quarter decreased 1 percent, but increased 3 percent at consistent translation rates, mostly in the Americas. Year-to-date sales in this segment increased 5 percent (9 percent at consistent translation rates). Sales increased 13 percent in the Americas, decreased 12 percent in EMEA (but increased 2 percent at consistent translation rates) and decreased 18 percent in Asia Pacific (15 percent at consistent translation rates). Operating margin rate for the quarter was consistent with the comparable period last year. Year-to-date operating margin rate decreased by one percentage point, mostly due to changes in currency translation rates and additional marketing spending, including new product launch costs and other volume-related increases.

In April 2015, the Company sold the Liquid Finishing assets acquired in 2012 that were held as a cost-method investment. The $147 million pre-tax gain on the sale, net of transaction and other related expenses, was included in investment income in the Company’s consolidated statements of earnings. Prior to the sale, income was recognized on dividends received from after-tax earnings of Liquid Finishing and also included in investment income. Dividend income for the quarter totaled $12 million in 2015 and $11 million in 2014. Year-to-date dividend income was $42 million in 2015 and $15 million in 2014. Results excluding Liquid Finishing investment income and expense are a better measure of the Company’s on-going operations and provide a more consistent base of comparison to future results. A calculation of the non-GAAP measurement of net earnings excluding investment income and expense follows (in millions except per share amounts):

	Thirteen Weeks Ended		Twenty-six Weeks Ended
	June 26, 2015	June 27, 2014	June 26, 2015	June 27, 2014

Net Earnings, as reported	$172.6	$66.2	$241.5	$117.0
Held separate investment (income), net	(158.8)	(10.6)	(188.4)	(14.2)
Income tax effect	49.1	(0.2)	48.9	(0.3)

Net Earnings, adjusted	$62.9	$55.4	$102.0	$102.5

Diluted earnings per share
As reported	$2.90	$1.07	$4.02	$1.88
Adjusted	1.05	0.89	1.70	1.65

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Outlook

“The Company continues to target mid-single-digit organic sales growth, on a constant currency basis, and growth in all reportable segments and regions for the full-year 2015,” said McHale. “The Americas remains our strongest performing region and we are optimistic Contractor Americas will perform in the second half. Currency uncertainty and geopolitical instability continue to generate volatility and present challenges for EMEA and Asia Pacific growth. At current exchange rates, unfavorable changes in foreign currency translation rates create a full-year headwind of approximately 5 percent on sales and 11 percent on earnings in 2015.”

Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including this Form 10-Q and our Form 10-K and Form 8-Ks, and other disclosures, including our 2014 Overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to: our Company’s growth strategies, which include making acquisitions, investing in new products, expanding geographically and targeting new industries; economic conditions in the United States and other major world economies; changes in currency translation rates; changes in laws and regulations; compliance with anti-corruption laws; new entrants who copy our products or infringe on our intellectual property; risks incident to conducting business internationally; the ability to meet our customers’ needs and changes in product demand; supply interruptions or delays; security breaches; political instability; results of and costs associated with, litigation, administrative proceedings and regulatory reviews incident to our business as well as indemnification claims under our asset purchase agreement with Carlisle Companies Incorporated, Carlisle Fluid Technologies, Inc., and Finishing Brands Holdings Inc.; the possibility of decline in purchases from few large customers of the Contractor segment; variations in activity in the construction and automotive industries; and natural disasters. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2014 (and most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com/ir and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

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Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, July 23, 2015, at 10:00 a.m. CT, 11:00 a.m. ET, to discuss Graco’s second quarter results.

A real-time webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen and view slides can access the call at the Company’s website at www.graco.com/ir. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco’s website, or by telephone beginning at approximately 1:00 p.m. CT on July 23, 2015, by dialing 888-203-1112, Conference ID #7932377, if calling within the U.S. or Canada. The dial-in number for international participants is 719-457-0820, with the same Conference ID #. The replay by telephone will be available through July 27, 2015.

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and powder materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

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GRACO INC. AND SUBSIDIARIES

Consolidated Statement of Earnings (Unaudited)

	Thirteen Weeks Ended		Twenty-six Weeks Ended
(in thousands, except per share amounts)	June 26, 2015	June 27, 2014	June 26, 2015	June 27, 2014
Net Sales	$335,489	$322,549	$641,942	$612,511
Cost of products sold	154,866	145,699	299,190	276,349

Gross Profit	180,623	176,850	342,752	336,162
Product development	14,907	13,405	30,197	26,564
Selling, marketing and distribution	50,126	49,503	101,550	95,845
General and administrative	31,699	28,094	61,883	53,200

Operating Earnings	83,891	85,848	149,122	160,553
Interest expense	4,125	4,676	9,428	9,264
Held separate investment (income), net	(158,833)	(10,562)	(188,356)	(14,237)
Other expense (income), net	(438)	(202)	272	45

	239,037	91,936	327,778	165,481
Income taxes	66,400	25,700	86,300	48,500

	$172,637	66,236	$241,478	$116,981

Net Earnings per Common Share
Basic	$2.96	$1.10	$4.12	$1.93
Diluted	$2.90	$1.07	$4.02	$1.88
Weighted Average Number of Shares
Basic	58,235	60,453	58,608	60,637
Diluted	59,622	62,028	60,044	62,233

Segment Information (Unaudited)

	Thirteen Weeks Ended		Twenty-six Weeks Ended
	June 26, 2015	June 27, 2014	June 26, 2015	June 27, 2014
Net Sales
Industrial	$153,502	$156,578	$296,768	$308,624
Process	71,946	54,850	139,627	107,860
Contractor	110,041	111,121	205,547	196,027

Total	$335,489	$322,549	$641,942	$612,511

Operating Earnings
Industrial	$50,738	$50,892	$93,678	$99,997
Process	13,988	13,572	24,486	26,215
Contractor	27,040	28,289	46,415	46,539
Unallocated corporate (expense)	(7,875)	(6,905)	(15,457)	(12,198)

Total	$83,891	$85,848	$149,122	$160,553

All figures are subject to audit and adjustment at the end of the fiscal year.

The consolidated Balance Sheets, Consolidated Statements of Cash Flows and Management’s Discussion and Analysis are available in our Quarterly Report on Form 10-Q on our website at www.graco.com.

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